

November 6, 2008

By U.S. Mail
Phillip J. Niehoff, Esq.
Paul Olivera, Esq.
Mayer Brown LLP
71 S. Wacker Drive
Chicago, IL 60606
United States

> **Re: Flex Fuels Energy, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement**
> **on Schedule 14A**
> **Filed October 31, 2008**
> **File No. 0-52601**

Dear Messrs. Niehoff and Olivera:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Election of Directors for a One-Year Term, page 6

Proposal No.1, page 6

1.   We note your response to prior comment 3. You indicate that at the time of Mr. Laird's resignation, Messrs. Barr and Barrows were "acting as directors." Please clarify this statement in your proxy. Given that the bylaw provisions at that time only provided for one director, it is not apparent how Messrs. Barr and Barrows

were authorized to act as directors. Please revise to clarify the authority (i.e. state law or pursuant to charter documents) for each material corporate action taken by the company through the period in which the board voted to effect the September 26, 2008 bylaw amendment. Your disclosure should specifically address when and how authorization was given appointing Messrs. Barr and Barrows to the board and when and how other material corporate actions were approved during the period from the filing of the initial bylaws through September 26, 2008.

2.   We refer you to your response No. 3 and reissue the comment. Your response suggests that Mr. Laird's rescission was effective because, as an initial matter, he did not have the authority to resign based on the provisions of the company's by-laws. It is not apparent to us why Mr. Laird would not have had the authority to resign given that at the time of his resignation in May 2008, disclosure in your periodic filings stated that there were four directors of the company (see e.g. the 10-K filing for the fiscal year ended 2007). Please revise your response and supplement your disclosure to address how Mr. Laird's rescission was effective in restoring him to his position as a director. Alternatively, please revise to clarify your belief as to the efficacy of his rescission in light of the challenge raised by Mr. Barr in his complaint.

3.   We note your response to prior comment 5. Please provide a summary of your response in the proxy statement and disclose to shareholders your belief that under Nevada law and the provisions of the by-laws currently in effect, a shareholder vote is not required for purposes of changing the number of directors as specified in the by-laws.

4.   We partially reissue prior comment 5. Please revise to state the impact of the board of directors amending the by-laws to allow for only three directors and clarify that a vote for the nominees listed will also result in Thomas Barr being removed from his position as a director.

Manner and Cost of Proxy Solicitation, page 15

5.   We note your response to prior comment 9. Please supplement your disclosure to indicate the website address(es) and/or chat rooms that will be used to make solicitations.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Phillip Niehoff, Esq.
Paul Olivera, Esq.
November 6, 2008
Page 3

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions

cc: Phillip Niehoff, Esq.
        Mayer Brown LLP
        (312) 701-7711